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June 1, 2017

VIA EDGAR AND COURIER

Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549

Ref:	Altice USA, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 11, 2017
File No. 333-217240

Dear Mr. Spirgel:

On behalf of Altice USA, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form S-1 (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on April 11, 2017.  Certain of the revisions in Amendment No. 2 have been made in response to comments received from the Staff contained in your letter dated May 26, 2017 (the “Comment Letter”) in connection with the Registration Statement.

For your convenience, we have reproduced below in italics the Staff’s comments, followed in each case by the Company’s response.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.  Page references included in the Company’s responses are to those contained in Amendment No. 2.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DUBAI  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  NEW YORK

PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SAUDI ARABIA*  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

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*DR. SULTAN ALMASOUD & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

Capitalization, page 51

1.                                      Please give effect to the Organizational Transactions in a separate pro forma column before presenting your capitalization on a pro forma as adjusted basis to also give effect to the offering.

Response:  The Company has revised the disclosure on page 51 of Amendment No. 2 to include a column which will give effect to the Organizational Transactions which will be completed in a subsequent amendment.

Unaudited Pro Forma Consolidated Financial Information, pages 65 - 70

2.                                      Please clarify in pro forma footnote (4) the source of the amounts reported as depreciation and amortization based on fair value and historical expense.  In this regard, it is unclear why the amount reported as being based on fair value is not the total pro forma expense amount of $2,484,284.

Response:  The total pro forma expense amount of $2,484,284 includes the historical depreciation and amortization of Cequel of $736,641 (included in column 1), the historical depreciation and amortization of Cablevision for the periods from June 21, 2016 to December 31, 2016 of $963,665 (included in column 1) and from January 1, 2016 to June 20, 2016 of $414,550 (included in column 2) and the pro forma adjustment to reflect fair value for Cablevision from January 1, 2016 to June 20, 2016 of $369,428 (included in column 3). The Company has revised the disclosure on page 68 of Amendment No. 2 to provide the components of the adjustment and to clarify that the adjustment relates solely to the Cablevision Acquisition.

3.                                      Regarding pro forma adjustment (7)(ii), it appears the reversal of deferred tax expense resulting from the remeasurement of Cequel’s deferred tax liabilities is a one-time adjustment that will not have a continuing impact on the results of operations of the Company.  Please remove pursuant to 11-02(b)(6) of Regulation S-X or advise us.

Response:  Please note that the Company has revised its disclosure within the pro forma to clearly indicate that the pro forma adjustment is removing the effect of the “one time” re-measurement of deferred taxes that is included in the historical financial statements as a direct result of the acquisition of Cablevision merging into the combined group.

4.                                      It appears pro forma adjustment (7)(iii) will not have a continuing impact on the Company.  Please remove pursuant to 11-02(b)(6) of Regulation S-X or advise us.

Response:  Please note that the Company has revised its disclosure within the pro forma to clearly indicate such adjustment is removing the effect of the “one time” tax impact directly associated with the “one time” transaction costs that is included in the historical financial statements as a direct result of the acquisition.

Comparison of Actual Results for the Three Months Ended March 31, 2017 compared to Pro Forma Results for the Three Months Ended March 31, 2016, pages 78 through 87

5.                                      Please disclose how the pro forma financial results for the three month period ended March 31, 2016 were prepared in accordance with Article 11 of Regulation S-X. Accompany this disclosure with an explanation of how the pro forma information presented was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

Response:  The Company has revised the disclosure on page 75 of Amendment No. 2 accordingly.

Powerful Financial Model Driving Strong Returns, pages 145 - 146

6.                                      Please disclose that Adjusted EBITDA less revenue to capital expenditures is a Non-GAAP measure, describe how it is useful to management, and reconcile it to the most directly comparable GAAP measure.  Please refer to Item 10(e)(i)(A) and (C) of Regulation S-K.

Response:  The Company has revised the disclosure on page 17 of Amendment No. 2 accordingly.

7.                                      Please tell us and disclose how you have realized the “substantial portion” of the $1.1 billion in operating cost savings you have derived as of March 31, 2017.

Response:  The Company prepared an analysis which compares the full year 2015 combined operating expenses of Cablevision and Cequel to the operating expenses of the Company for the quarter ended March 31, 2017, annualized.  This analysis indicated an approximate savings of greater than 60% of the total $1.1 billion in operating cost savings we announced that we would achieve over the three-year period following the acquisitions.  We believe this analysis is a reasonable estimation of the savings realized and more than 60% represents a substantial portion of the $1.1 billion in operating cost savings.  The Company modified the disclosure on pages 7 and 147 of Amendment No. 2.

Altice USA, Inc. and Subsidiaries

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

8.                                      Please revise to give effect to the Organizational Transactions in a pro forma balance sheet presented alongside the most recent historic balance sheet.  You should also reflect in this pro forma information an accrual for the cash distributions paid to the Company’s stockholders in April 2017.

Response:  The Company has revised the disclosure on page F-3 of Amendment No. 2 to include a column which will give effect to the Organizational Transactions which will be completed in a subsequent amendment.

Note 3. Business Combination, pages F-12 –  F-14

9.                                      Please disclose the details of the acquisition consummated in the first quarter of 2017.  Also, explain to us your consideration of Rule 3-05 of Regulation S-X.

Response:  Please note that the Company had scaled its disclosure of this acquisition commensurate with the immaterial amount of the acquisition, which was approximately $75 million. The Company has revised the disclosure on page F-14 of Amendment No. 2 to include the acquisition purchase price.  Also, the Company considered Rule 3-05 of Regulation S-X and determined, using the conditions specified in the definition of significant subsidiary in 210.1-02(w), that the acquisition was clearly de minimis to Altice USA as the investment in the acquired entity compared to the Company’s assets is less than one percent, the assets of the acquired entity compared to total assets of the Company is less than one percent and the equity in the income from continuing operations before income taxes of the acquired entity compared to the Company’s loss from continuing operations before income taxes is less than one percent.  Due to the immaterial nature of this acquisition the Company concluded that no further disclosure is required.

Consolidated  Statement  of Stockholders’ Equity,  page F-40

10.                               We note your response to comment 16.  With a view towards clarifying disclosure, please explain to us why the Company’s opening balance sheet at January 1, 2016 does not reflect a non-controlling interest representing the 30% interest not acquired in the Cequel Acquisition.

Response:  As of January 1, 2016, the retained 30% indirect equity interest in Cequel is held through a 30% interest in CVC 2 B.V., a parent entity of the Company.  The following disclosure on page F-45 of Amendment No. 2 has been enhanced to clarify this ownership: “Following the closing of the Cequel Acquisition, entities affiliated with BC Partners and CPPIB retained a 30% equity interest in a parent entity of the Company”.

Note 14. Equity and Long-Term Incentive Plans, pages F-78 and F-79

11.                               We note your response to comment 18.  As previously requested, disclose that Neptune Management LP’s (“Neptune”) is the issuer of the units and clarify that Neptune has the obligation to repurchase Class C units held by employees of Altice USA, Altice N.V., and affiliated companies, and not the Company, or advise us.

Response:  The Company has revised the disclosure on pages F-29 and F-80 of Amendment No. 2 accordingly.

12.                               We note in your response to comment 19 that the Class C units are settled based upon Adjusted Fair Market Value.  Please disclose and tell us how fair market value will be adjusted.  Also, explain to us the basis for your conclusion that redemption at an amount other than fair value is consistent with an employee bearing the risks and rewards normally associated with equity share ownership.

Response:  The term “Adjusted Fair Market Value” is a defined term with respect to the Class C units that specifies the amount distributable upon the hypothetical distribution of the C units pursuant to the Waterfall (the distribution priority as defined in the partnership agreement) but only in the event of the “Call” option or “Put” option.  The Call option allows the Administrator, at its sole discretion, to purchase vested Class C units only upon termination of employment. The Put option, only exercisable at the employee’s sole discretion following the fourth anniversary of the grant date, requires the Administrator to purchase all or some of the vested Class C units. In these circumstances, the distribution is based upon the lower of two amounts as defined in the agreement and outlined below:

(1)         the “Fair Market Value” (FMV)- which is defined as the purchase price that a willing buyer having relevant knowledge would pay a willing seller in an arm’s length transaction as determined in good faith by the Administrator.

(2)         the “Company Common Stock Fair Market Value” (CSFMV)- which is determined by the future amount (at the date when the “Put” or “Call” option can be exercised)  of the last twelve months trailing EBITDA  (from the latest quarter end) X an Applicable Multiple less Debt.

In all other instances, the holders of Class C units will be entitled to receive the FMV of their units and it is our expectation that the CSFMV calculation will not be relevant.

The put option settlement mechanism was included in the arrangement to provide liquidity in the event that an IPO had not occurred within 4 years of the grant date.  The settlement in that scenario has two prongs to it to mirror the terms of put rights granted to the Sponsors in connection with their investment in CVC 2 B.V.

We do not believe the put option settlement mechanism affects the determination that the holders of the award bear the risks and rewards of ownership normally associated with equity share ownership.   It has been our expectation since inception of the carried interest plan that an IPO would occur in the near term and certainly before 4 years. Therefore, it was not considered likely that the CSFMV calculation would ever be operative.  In addition and as further explained below, we expect there to be a fairly high correlation between the two calculations.  Therefore, we believe the employees would bear the normal risks and rewards of ownership as required under ASC 718 to be equity classified.

In connection with the determination of the grant date fair value, the Company used an independent valuation firm to prepare a contemporaneous valuation. In connection with the valuation, the independent valuation firm used various customary market valuation techniques including using trailing twelve months EBITDA x market multiples less Debt as well as the next twelve months of EBITDA x  market multiples less Debt.  The Company concluded that the trailing twelve month EBITDA for market comparables is highly correlated with fair market value as the two most significant factors impacting the valuation of the business are EBITDA and the level of Debt.

In the latest valuation report prepared as of March 31, 2017, the expected time to an exit event (i.e. an initial public offering) was estimated to be approximately four months resulting in the issuance of shares of Common Stock of Altice USA which we expect to be used to convert the Class C units into common shares at the Fair Market Value upon the Company making a special distribution/redemption. As noted above, under this scenario the Company Common Stock Fair Value provision would not be relevant in the conversion of Class C units to Altice USA Common Shares. The only time that calculation would be relevant would be approximately one year after vesting of all of the Class C units initially granted to an employee (i.e. 4 years after the grant date) when the window to allow the Class C units to be “Put” to the Company occurs. Given that such a period is 4 years from the date of grant it is highly unlikely that such calculation would be relevant.

As noted above the Company concluded that the trailing twelve month EBITDA for market comparable is highly correlated with fair value. This conclusion was reached based upon our analysis that the applicable multiples to be used in the calculation in either a “Put” or “Call” scenario to range from 7.75x to 8.25x and represents a fair value as the range of industry EBITDA multiples for the past several years has ranged from approximately 7x to 9x.

Given the unlikely scenario where anything other than Fair Market Value would be used to value the shares the Company does not believe any further disclosure is warranted.

Note 19. Unaudited Pro Forma Net Loss Per Share, page F-85

13.                               Please revise this footnote and Note 16 on page F-34 to indicate that the pro forma per share data is giving effect to the shares to be issued in the Organizational Transactions.

Response:  The Company has revised the disclosure on page F-36 and F-87 of Amendment No. 2, which will be completed in a subsequent amendment.

******************

We thank you for your prompt attention to this filing.  We hope the foregoing answers are responsive to your comments.  If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-7333.

Very truly yours,

/s/ Richard B. Alsop, Esq.

Richard B. Alsop, Esq.

Enclosure

cc:                                David Connolly — Executive Vice President and General Counsel, Altice USA, Inc.

Craig E. Marcus, Esq. — Ropes & Gray LLP

Patrick Edgar — KPMG LLP